UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   DECEMBER 01, 2004                  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         December 01, 2004

3.       PRESS RELEASE

         The press release was released on December 01, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         December 01, 2004.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                   December 01, 2004

                 NAVIDAD PROJECT INDICATED RESOURCE INCREASES BY
                       61 MILLION OUNCES CONTAINED SILVER

IMA EXPLORATION INC. (IMR - TSX.V, IMXPF - OTC.BB) is pleased to announce the results of the Phase II resource estimate at it's 100% owned Navidad project in Patagonia, Argentina. The resource estimate was completed by Snowden Mining Industry Consultants Inc. using results from IMA's recently completed Phase II drill program that tested the Navidad Hill and Connector Zones. Both the Indicated and Inferred Resources at the Navidad project have been significantly increased; the new total resources are currently estimated at:

INDICATED RESOURCE (GALENA HILL, NAVIDAD HILL AND CONNECTOR ZONES)

        -  268 MILLION OUNCES OF CONTAINED SILVER AND 1,175,600 TONNES LEAD.
        -  80.8 MILLION TONNES AT 103 G/T SILVER AND 1.45% LEAD
           * Estimated using a 50 g/t silver equivalent1 cut-off grade.

INFERRED RESOURCE (GALENA HILL, NAVIDAD HILL AND CONNECTOR ZONES)

        -  39.3 MILLION OUNCES OF CONTAINED SILVER AND 70,500 TONNES LEAD.
        -  15.7 MILLION TONNES AT 78 G/T SILVER AND 0.45% LEAD
           * Estimated using a 50 g/t silver equivalent1 cut-off grade.

Detailed review of the geological interpretation and block model shows that the Navidad Hill Deposit remains open and is insufficiently drill tested in several areas. The Phase III drill program currently underway will more fully test the boundaries of the Navidad Hill zone, with the intent to increase the Navidad Hill Indicated Resource.

Recent discoveries of new zones of silver mineralization on surface (Loma de la Plata and Sector Zeta) and the large scale potential at Calcite Hill as shown by hole 88 (72.3m of 202 g/t silver) clearly demonstrate the potential for continued significant resource growth at the Navidad Project. The Company is very encouraged by the results of this resource estimate and is committed to steadily increasing the total silver resource at the Navidad Project.

The Phase II resource estimate was performed by Snowden Mining Industry Consultants Inc (Neil Burns, M.Sc., P.Geo., Independent Qualified Person, as defined by National Instrument 43-101). Snowden created a block model (block size 12.5 x 12.5 x 10m) of the Navidad Hill and Connector Zones, coded this model into multiple domains based on geologic interpretation, and then estimated grade using Multiple Indicator Kriging techniques. The new resource estimate at the Connector Zone replaces portions of the previously reported Galena Hill Inferred Resource, however, the Galena Hill Indicated Resource (see May 25, 2004 release) remains unchanged.

A table showing the breakdown of Indicated and Inferred Resources at Navidad Hill, the Connector Zone, and Galena Hill at cut-off grades of 50 and 100 g/t silver equivalent1 are presented below.

News Release                                                    December 1, 2004
IMA Exploration Inc.                                                      Page 2



Navidad Project Indicated and Inferred Resources at 50 g/t AgEq(1) cut-off:

                                                                                              CONTAINED      CONTAINED
                                TONNES      SILVER        LEAD       COPPER       ZINC         SILVER           LEAD
                              (millions)     (g/t)         (%)         (%)         (%)      (million ozs)  (1,000 tonnes)

NAVIDAD HILL
     Indicated                  15.17         115         0.35        0.12        0.09           56.3             52.4
     Inferred                    3.37          97         0.74        0.09        0.16           10.5             25.0

CONNECTOR ZONE
     Indicated                   2.05          74         0.27        0.03        0.09            4.9              5.6
     Inferred                    6.50         100         0.20        0.04        0.10           20.9             12.9

GALENA HILL
     Indicated(2)               63.57         101         1.76        0.03        0.24          207.3           1117.5
     Inferred                    5.79          43         0.56        0.01        0.08            7.9             32.6


NAVIDAD PROJECT TOTAL RESOURCES - AT 50 G/T AGEQ1 CUT-OFF

     Indicated                  80.80         103         1.45        0.05        0.21          268.5           1175.6
     Inferred                   15.66          78         0.45        0.04        0.11           39.3             70.5



The Navidad Hill resource estimation was performed using data from 41 diamond drill holes drilled within an area of approximately 400m x 350m. The majority of the 15.2 million tonne resource is located within less than 100m from the surface and Snowden has classified the majority of it as Indicated.

At the Connector Zone estimated resources are primarily classified as Inferred (see table above) as much of the zone has been drilled with relatively few, wide-spaced holes (18 drill holes covering a strike length of 600m). As at Navidad Hill, the Connector Zone remains open in several directions and will be more fully tested during the Phase III drill campaign. It is anticipated that ongoing drilling will significantly increase the current Indicated Resource at the Connector Zone by converting Inferred to Indicated Resources and perhaps also extending the mineralized zone.

News Release                                                    December 1, 2004
IMA Exploration Inc.                                                      Page 3


Navidad Project Indicated and Inferred Resources at 100 g/t AgEq(1) cut-off:


                                                                                              CONTAINED      CONTAINED
                                TONNES      SILVER        LEAD       COPPER       ZINC         SILVER           LEAD
                              (millions)     (g/t)         (%)         (%)         (%)      (million ozs)  (1,000 tonnes)

NAVIDAD HILL
     Indicated                   7.70         176         0.56        0.16        0.09           43.6             43.3
     Inferred                    1.90         136         1.13        0.12        0.15            8.3             21.5


CONNECTOR ZONE
     Indicated                   0.68         122         0.29        0.04        0.10            2.7              1.9
     Inferred                    3.36         145         0.21        0.06        0.09           15.7              7.2


 GALENA HILL
     Indicated(2)               38.80         149         2.40        0.04        0.22          186.4            932.4
     Inferred                    0.59          56         1.95        0.01        0.19            1.0             11.4


NAVIDAD PROJECT TOTAL RESOURCES - AT 100 G/T AGEQ1 CUT-OFF

     Indicated                  47.19         153         2.07        0.06        0.20          232.6            977.7
     Inferred                    5.85         133         0.69        0.07        0.12           25.1             40.1


Notes:

1. Silver equivalent calculated using US$5.50/oz silver, $0.30/lb lead, $1.10/lb copper, and $0.40/lb zinc. (AgEq = Ag + (%Pb*10,000/242.5) +
     (%Cu*10,000/66.1) + (%Zn*10,000/181.9).  No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient or no information is available to do so. Metal prices have been left unchanged from the prior estimate at Galena Hill in May 2004 in order to simplify comparisons to the prior estimate.
2. The Galena Hill Indicated Resource remains unchanged from the Phase I resource estimation released on May 25, 2004.
3. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
4. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to Industry Best Practices standards as set out by National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the 2000 Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Standards on Mineral Resources and Reserves".
5. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.
6. An `Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
7. An `Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

News Release                                                    December 1, 2004
IMA Exploration Inc.                                                      Page 4



ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 32